Exhibit 99.77(c)

ITEM 77C – Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Asia Pacific High Dividend Equity Income Fund was held July 1, 2015 to: 1) elect 4 nominees to the Board of Trustees of Voya Asia Pacific High Dividend Equity Income Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Colleen D. Baldwin	1	10,470,043.954	646,277.200	0.000	0.000	11,116,321.154
Peter S. Drotch	1	10,488,250.954	628,070.200	0.000	0.000	11,116,321.154
Russell H. Jones	1	10,488,032.954	628,288.200	0.000	0.000	11,116,321.154
Joseph E. Obermeyer	1	10,491,489.954	624,831.200	0.000	0.000	11,116,321.154

Proposal passed.